2023 REPORT

Os Salutem (OSSA)

Dear investors,

Dear Investors,

Thrilled to share the incredible strides we made this year, thanks to your invaluable support! With your funds, we secured top-notch packaging, partnered with a contract manufacturer, and successfully launched our product ahead of the holidays! Social media marketing is in full swing, propelling us upwards. Your trust fuels our success – thank you for making this remarkable journey possible!

Gratefully,
Camille & Jamie

We need your help!

Dear Valued Investors,

We're grateful for your unwavering support in our journey. As part of our community, your endorsement means the world. Help us thrive by sharing our story on Instagram and Facebook. Your reviews speak volumes; let the world hear them! Explore our offerings at **https://ossacare.com/** – perfect gifts await! Your continued investment propels us forward. Together, let's reach new heights!

Sincerely,
Camille & Jamie

Sincerely,

Camille Zenobia

CEO

Rob Saphow

CFO

Jamie Saphow

CTO

How did we do this year?



REPORT CARD

B+

🙂 **The Good**	🙁 **The Bad**
we raised funds	timelines were longer than expected
we launched product	first contract manufacturer fell through
contract manufacturer initiated	marketing campaign through holiday was less efficient than projected

2023 At a Glance

January 1 to December 31



$3,126
Revenue



-$19,744
Net Loss



$67,817 [70%]
Short Term Debt



$53,200
Raised in 2023



$15,574
Cash on Hand
As of 03/12/24



INCOME   BALANCE   NARRATIVE



● Revenues ● Profit

US$0   US$3,126

-US$19,744

-US$155,840

2022   2023

Net Margin: -632%   Gross Margin: 90%   Return on Assets: -16%   Earnings per Share: -$210.04   Revenue per Employee: $3,126

Cash to Assets: 43%   Revenue to Receivables: ~   Debt Ratio: 56%

📄 Os_Salutem_LLC.pdf   📄 Os_Salutem_LLC2021.pdf   📄 Os_Salutem_LLC2021.pdf   📄 Os_Salutem_LLC.pdf

We ❤ Our 29 Investors

Thank You For Believing In Us

Victor Ribes	Nicole Evelyn Green	Melissa Samuels	Holly Mann	Kathryn Felix Torrez	Chris Carrico
Joe Steele	Rudolph Wolfer	Chris Darveau	Michael North	Rob Saphow	Ali Abboud
Jonathan Hendrickson	Daphne Domingo	Dean Chencharik	Pamela Murray	Larissa Goldman	David A. Yunker
Craig Nicholas Harvey	Carrie Baines	Michael Eshelman	Sarah Carlsson	Marie Walters	Courtney Jeanpierre
Julie Adams	Sean Zenobia	Marlene Blessing	Alisa Wedin		

Thank You!

From the Os Salutem (OSSA) Team



Camille Zenobia 🐦 in

CEO

From beauty spa owner to PhD in Pharma, and continued high profile publications in oral health, I have grown an oral care prototype and

grown an oral care prototype and
incredible team ready to take on a...



Jamie Saphow in

CTO

An innovative. results-driven,
and imaginative senior flavorist
empowering women to support
formulation expertise for home...



Rob Saphow in

CFO

Experienced managing large
scale enterprise initiatives.
Overall success in leading
seamless implementations...



Roos Hofland in

Social Media Director

Specialist in building innovative
marketing strategies to ensure
successful product launch into
the social media landscape of...



Jonathan Dornell in

Strategic Communications
and Distribution Director

Multifaceted executive leader
with experience in building a
technical product for both OTC
and Therapeutic applications.



Andrew Dawson in

Brand Director

An executive leader in perpetual
growth mode, fierce problem
solver, anti-racist DNI advocate
team, brand, and culture builder.



Jack DeYoung in

Creative Director

Gifted Designer with extensive
experience innovating new
design experiences for top
brands in digital environments.



Courtney Jeanpierre in

Business Development
Director

An innovative, international
Executive business leader with a
passion for triple-bottom-line
economics (people, planet,...



Jenny To in

Medical Affairs Director

A deeply technical oral health
clinical scientist with
communications experience in
marketing, quality, and...

Details

The Board of Directors

Director	Occupation	Joined
Camille Zenobia	CEO @ Os Salutem	2020

Officers

Officer	Title	Joined
Rob Saphow	CFO	2022
Jamie Saphow	CTO	2021
Camille Zenobia	CEO	2020

Voting Power ❷

Holder	Securities Held	Voting Power
Camille Zenobia	45 Class A Voting	50.0%
Jamie Saphow	44 Class A Voting	49.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2023	$53,200		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Voting Capital	90	90	Yes
Class B, Nonvoting Capital	10	4	No

Warrants: 0
Options: 0

Form C Risks:

Camille Zenobia, rather than our company, owns our patent. That could present future risks to the businesses ability to operate, as well as it's overall value.

Camille Zenobia is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Supply chain is a risk as the ingredients used to formulate our products are not substitutable. If there is a shortage in one of our ingredients it can compromise the product, needing to find a new ingredient while keeping the clinical efficacy of the product. The other possibility is if there were to be a shortage or high inflation in an ingredient, our supply cost can increase significantly.

Demand risk is also a possibility. If the roll out cannot garner enough demand for the product, sales will miss target and growth will be very difficult.

Market volatility: Status of the US economy. Rising interest rates. Reduced consumer spending inflation rising. These factors indicate a slow down of sales across all sectors as the economy creeps towards a recession. With the impending slowdown of consumer spending, all brands will suffer. The risk here to our investors is a potential target miss due to weakened consumer spending power.

OSSA has one clinical trial in process, one scheduled and one future trial to be planned. Although we have much indication that these will be successful, but the outcomes are subject to many factors. Therefore, we cannot claim clinical success until trials are complete. The claims you see from other larger companies such as "kills bacteria," reduces plaque," etc. are allowed due to proven success in clinical trials. These clinical trials are very specific, transparent, and conducted by a set of universal standards. OSSA cannot make specific clinical claims in its marketing until clinical studies are conducted. The risk to the investor is fewer sales/revenue due to not being able to speak to the clinical attributes of the products.

Oral care products are considered a cosmetic. OSSA products have unique ingredients to oral care that are 'Generally Recognized as Safe' (GRAS) ingredients that have been used for many years in skin care but have not been widely utilized in oral care. As such, the FDA will not recognize the potential benefits of OSSA ingredients as oral care actives. We are in the process of clinical trials that will help communicate oral health benefits but OSSA will never be able to make hard claims without a drug trial which we do not intend, at this time, to do. The risk to an investor is the inability for OSSA to make certain clinical claims in marketing. Companies with deeper pockets can try to take some of our intended market share in launch phase.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or

no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Os Salutem LLC

New Jersey Limited Liability Company
Organized December 2020
1 employees
128 Driftway E
Hampton NJ 08827 https://ossacare.com/

Business Description

Refer to the Os Salutem (OSSA) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Os Salutem (OSSA) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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